August 7, 2015

Mary A. Cole, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)

 on behalf of the following series and their classes:

T. Rowe Price Target Retirement 2005 Fund

T. Rowe Price Target Retirement 2005 Fund—Advisor Class

T. Rowe Price Target Retirement 2010 Fund

T. Rowe Price Target Retirement 2010 Fund—Advisor Class

T. Rowe Price Target Retirement 2015 Fund

T. Rowe Price Target Retirement 2015 Fund—Advisor Class

T. Rowe Price Target Retirement 2020 Fund

T. Rowe Price Target Retirement 2020 Fund—Advisor Class

T. Rowe Price Target Retirement 2025 Fund

T. Rowe Price Target Retirement 2025 Fund—Advisor Class

T. Rowe Price Target Retirement 2030 Fund

T. Rowe Price Target Retirement 2030 Fund—Advisor Class

T. Rowe Price Target Retirement 2035 Fund

T. Rowe Price Target Retirement 2035 Fund—Advisor Class

T. Rowe Price Target Retirement 2040 Fund

T. Rowe Price Target Retirement 2040 Fund—Advisor Class

T. Rowe Price Target Retirement 2045 Fund

T. Rowe Price Target Retirement 2045 Fund—Advisor Class

T. Rowe Price Target Retirement 2050 Fund

T. Rowe Price Target Retirement 2050 Fund—Advisor Class

T. Rowe Price Target Retirement 2055 Fund

T. Rowe Price Target Retirement 2055 Fund—Advisor Class

T. Rowe Price Target Retirement 2060 Fund

T. Rowe Price Target Retirement 2060 Fund—Advisor Class

 File Nos.: 333-92380/811-21149

Dear Ms. Cole:

The following is in response to your oral comments received on August 6, 2015, regarding the Registrant’s preliminary proxy statement and accompanying materials filed pursuant to the provisions of Section 20(a) of the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities and Exchange Act of 1934 on July 29, 2015, on behalf of the funds listed above. Your comments and our responses are set forth below, and will be reflected in the Definitive Proxy Statement filing.

Comment:

In the discussion regarding the proposed expense structure in the letter to shareholders, please include language indicating that the contractual expense limitation will be effective until September 30, 2018.

Response:

We intend to add the following sentence:

“The contractual expense ratio limitation would be effective until at least September 30, 2018, and may be extended with the approval of the Funds’ Board beyond that date.”

Comment:

In the fourth paragraph under “Proposal - Amendment of Each Fund’s Investment Management Agreement,” the first sentence reads as follows:

“Rather than create an entirely new suite of Target Retirement Funds that offer I Class shares and invest in the I Class of the underlying Price Funds, the Advisor proposed, and the Board approved, a change in the Funds’ current expense structure in order to add the I Class to the existing Funds and to allow the Funds to invest in the I Class of the underlying Price Funds.”

This explanation could be confusing so please clarify it for shareholders.

Response:

We intend to revise the sentence as follows:

“In order to add the I Class to the existing Funds and to allow the Funds to invest in the I Class of the underlying Price Funds, the Advisor proposed, and the Board approved, a change in the Funds’ current expense structure.”

Comment:

In the paragraph immediately preceding the section entitled, “What vote is required to approve this amendment to each Current Management Agreement?” please reference that the contractual expense limitation will be effective until at least September 30, 2018.

Response:

We intend to revise the sentence as follows (new language is underlined):

“To ensure that existing shareholders of the Funds’ Investor and Advisor Classes are not adversely impacted by eliminating the pass-through of expenses to the underlying Price Funds, the Advisor has agreed to put in place contractual expense limitations (which will be effective until at least September 30, 2018, and may be extended with the approval of the Funds’ Board beyond that date) at a level equal to or less than the current total expense ratio for each Fund and Class.”

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki S. Horwitz at 410-577-5024.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Retirement Funds, Inc.